SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR H1 PROFITS FALL 18% TO €1.79BN
AS LOWER FARES DRIVE 9% TRAFFIC GROWTH TO 115M GUESTS

Ryanair Holdings plc today (4 Nov) reported a H1 after tax profit of €1.79bn, which is 18% lower than the prior-year H1 PAT of €2.18bn, as strong traffic growth (up 9%) to 115m customers was offset by lower air fares, which declined 7% in the second quarter.

	Q2 FY24	Q2 FY25	Change	H1 FY24	H1 FY25	Change
Customers	55.0m	59.8m	+9%	105.4m	115.3m	+9%
Load Factor	96%	95%	(1pt)	95%	95%	-
Ave. fare	€65	€61	(7%)	€58	€52	(10%)
Revenue	€4.93bn	€5.07bn	+3%	€8.58bn	€8.69bn	+1%
Op. Costs	€3.22bn	€3.42bn	+6%	€6.16bn	€6.68bn	+8%
PAT	€1.52bn	€1.43bn	(6%)	€2.18bn	€1.79bn	(18%)

H1 highlights include:
●
Traffic grew 9% to a record 115m, despite repeated Boeing delays.
●
Ave. fare fell 10% (-15% in Q1 & -7% in Q2).
●
170x B737 "Gamechangers" in 608 fleet at 30 Sept.
●
5 new bases & 200 new routes opened for S.24.
●
"Approved OTA" partnerships now protect over 90% of OTA consumers.
●
Fuel hedges extended: 85% of H2 FY25 covered at $79bbl & 75% of FY26 at $77bbl.
●
€700m share buyback completed in Aug. & over 30% of €800m follow-on now done.
●
€0.223 interim div. per share declared (payable in Feb. 2025).

H1 FY25 BUSINESS REVIEW

Ryanair Group CEO Michael O'Leary, said:

Revenue & Costs:
"Total H1 revenue rose 1% to €8.69bn. Scheduled revenue fell 2% to €5.95bn. The move of half Easter into PYQ4 and out of Q1, consumer spending pressure (driven by higher-for-longer interest rates and inflation reduction measures) and a drop in OTA bookings ahead of S.24 necessitated more price stimulation than originally expected (with Q1 fares down 15% & Q2 down 7%) as Ryanair maintained its 'load active/yield passive' pricing policy.  Many customers are switching to Ryanair for our lower air fares. As a result, we are capturing record share gains across most markets. Traffic, despite repeated Boeing delivery delays, grew 9% to 115m while ancillary revenues were resilient, rising 10% to €2.74bn. Operating costs performed well, rising 8% (lagging behind 9% traffic growth) to €6.68bn, as fuel hedge savings offset higher staff and other costs due, in part, to Boeing delivery delays. While modest delay compensation was received in H1 (mainly maintenance credits) this does not offset the substantial impact of a 5m+ passenger shortfall in FY25 due to these delivery delays.

H2 FY25 fuel is 85% hedged at $79bbl, derisking the Group during the recent period of significant fuel price volatility. FY26 hedge cover has also been increased to 75% at $77bbl, securing modest year-on-year price savings.

Balance Sheet, Liquidity & Shareholder Returns:
Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch).  Gross cash was over €3.3bn and net cash was €0.6bn at 30 Sept., despite €0.9bn capex, €0.9bn share buybacks and a €0.2bn final dividend in H1. Our owned B737 fleet (580 aircraft) is fully unencumbered, which widens Ryanair's cost advantage over competitor airlines, many of whom are exposed long term to expensive finance and lease costs.

The Group restarted share buybacks in May, with €700m completed in Aug. We expect the €800m follow-on programme to be completed by mid 2025. When complete, Ryanair will have returned almost €9bn (incl. dividends) to shareholders since 2008, with approx. 36% of the issued share capital repurchased. A final dividend of €0.178 per share was paid in Sept. and today the Board (in line with Ryanair's dividend policy) has declared an interim dividend of €0.223 per share, to be paid in late Feb. 2025.

FLEET & GROWTH
Ryanair had 172x B737 Gamechangers in our fleet at 31 Oct. We now expect our remaining 9 Q3 deliveries to slip into Q4 due to recent Boeing strikes. While we continue to work with Boeing leadership to accelerate aircraft deliveries ahead of peak S.25, the risk of further delivery delays remains high. We believe it is therefore sensible to moderate Ryanair's FY26 traffic growth target to 210m passengers (previously 215m) to reflect these delivery delays, as we wish to avoid being over-scheduled, over-crewed and over costed as we were in S.24.

During S.24 we operated our largest ever schedule, carrying a new record of 20.5m passengers in one calendar month (Aug.). Our S.24 network included 5 new bases and over 200 new routes. As we move into W.24 and plan for S.25, we'll continue to reallocate capacity, and growth, to regions and airports who are investing in growth by cutting/scrapping aviation taxes (as Sweden, Hungary and various Italian regions have) or who are incentivising traffic growth. To date, over 90% of S.25 capacity is on sale, incl. 165 new routes.

We expect European short-haul capacity to remain constrained for some years as many of Europe's Airbus operators work through the Pratt & Whitney engine repairs, both major OEMs struggle with delivery backlogs, and airline consolidation continues, including Lufthansa's takeover of ITA (Italy) and the impending sale of TAP (Portugal). These capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost aircraft orders and industry leading operational resilience will, we believe, facilitate Ryanair's low-fare profitable growth to 300m passengers over the next decade.

ESG
Ryanair is Europe's No. 1 rated ESG airline with industry leading ratings from Sustainalytics, MSCI (A) and CDP (A-). Our new aircraft, increasing use of winglets and SAF positions Ryanair as one of the EU's most efficient major airlines. We welcome SBTi's (Science Based Targets initiative) recent validation of the Ryanair Groups environmental targets (to reduce CO2 per pax/km to c.50grams by 2031 - a 27% reduction), making us the first major airline with a target validated to the latest SBTi guidelines. During H1 we took delivery of 24x B737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO2) and this winter we'll extend the retro-fit of winglets to our B737NG fleet (target 409 by 2026), reducing fuel burn by 1.5% and noise by 6%. Next summer, Ryanair plans to migrate the last 25% of customers who don't already check-in via the Ryanair App to paperless boarding. Apart from removing 300 tonnes of paper annually, this initiative ensures that all customers have access to Day of Travel updates, live flight information, the convenience of Order to Seat for onboard purchases and the many other features contained in the Ryanair App (the ideal travel companion).

During 2024 European airlines suffered a summer of record ATC delays due to daily ATC staff shortages and repeated equipment failures, which caused repeated flight delays and cancellations (especially to the first wave morning departures). We renew our call on the new EU Commission to urgently deliver long delayed reform of Europe's hopelessly inefficient ATC service. This can be achieved by properly staffing Europe's ATC providers, especially for the morning/first wave departures and protecting overflights (during national strikes) which would deliver dramatic punctuality and environmental benefits for EU air travel and our citizens.

EU Airline Ownership & Control:
In Sept. the Board confirmed that over 49% of Ryanair's issued share capital is held by EU nationals and, based on current trends, they expect this figure to exceed 50% within the next 6-12 months. In anticipation of this threshold being reached, the Board deemed it appropriate to review the potential variation of (1) the purchase prohibition on non-EU nationals acquiring Ryanair ordinary shares (in place since 2002) or (2) the voting restrictions (in effect since Jan. 2021, following Brexit) in a manner that best ensures compliance with EU Reg. 1008/2008. As part of this review, an engagement process with shareholders and regulators is ongoing. Current restrictions on share purchases and voting by non-EU nationals will remain in place during the review, and there can be no certainty as to the duration of this review or that any variation in approach will result from the review.

OUTLOOK
We continue to target between 198m and 200m passengers in FY25 (+8%), subject to no worsening of current Boeing delivery delays. Unit costs performed well in H1 as the cost gap between Ryanair and EU competitor airlines continues to widen. We expect full-year unit costs to be broadly flat, as our fuel hedge savings, strong interest income and some modest aircraft delay compensation will largely offset ex-fuel cost inflation (particularly crew pay & productivity increases, higher handling & ATC fees and the cost inefficiency of repeated B737 delivery delays). Forward bookings suggest that Q3 demand is strong and the decline in pricing appears to be moderating.  We remain cautious on Q3's ave. fare outlook, expecting them to be modestly lower than Q3 prior year (subject to close-in Christmas and New Year bookings). As is normal at this time of year, we have almost zero Q4 visibility, although this quarter will not benefit from last year's early Easter, which will make the prior year Q4 comps challenging. It therefore remains too early to provide meaningful FY25 PAT guidance. The final FY25 outcome will be subject to avoiding adverse developments during the remaining 5 months of FY25, especially given the risk of conflicts in Ukraine and the Middle East, repeated ATC short-staffing and capacity restrictions, and/or further Boeing delivery delays."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.200m guests p.a. on approx. 3,600 daily flights from 95 bases, the Group connects 234 airports in 37 countries on a fleet of over 600 aircraft, and almost 340 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 27,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 39-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2024 (unaudited)

		At Sep 30,	At Mar 31,
		2024	2024
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,941.5	10,847.0
Right-of-use asset		168.7	166.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	0.2	3.3
Deferred tax		1.9	2.1
Other assets		219.6	183.2
Total non-current assets		11,478.3	11,348.5

Current assets
Inventories		4.7	6.2
Other assets		1,409.4	1,275.4
Trade receivables	10	95.0	76.4
Derivative financial instruments	10	54.5	349.5
Restricted cash	10	6.4	6.4
Financial assets: cash > 3 months	10	401.3	237.8
Cash and cash equivalents	10	2,926.2	3,875.4
Total current assets		4,897.5	5,827.1

Total assets		16,375.8	17,175.6

Current liabilities
Provisions		71.0	46.0
Trade payables	10	883.7	792.2
Accrued expenses and other liabilities		3,657.6	5,227.6
Current lease liability		36.8	39.4
Current maturities of debt	10	893.4	50.0
Derivative financial instruments	10	401.1	178.8
Current tax		103.9	66.6
Total current liabilities		6,047.5	6,400.6

Non-current liabilities
Provisions		138.8	138.1
Derivative financial instruments	10	137.2	3.3
Deferred tax		482.2	362.0
Non-current lease liability		126.5	125.2
Non-current maturities of debt	10	1,686.4	2,532.2
Total non-current liabilities		2,571.1	3,160.8

Shareholders' equity
Issued share capital		6.6	6.9
Share premium account		1,416.6	1,404.3
Other undenominated capital		3.8	3.5
Retained earnings		6,636.9	5,899.8
Other reserves		(306.7)	299.7
Total shareholders' equity		7,757.2	7,614.2

Total liabilities and shareholders' equity		16,375.8	17,175.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year Ended September 30, 2024 (unaudited)

		Change	Half-Year Ended	Half-Year Ended
			Sep 30, 2024	Sep 30, 2023
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		-2%	5,949.9	6,073.9
Ancillary revenues		+10%	2,742.1	2,501.3
Total operating revenues	7	+1%	8,692.0	8,575.2

Operating expenses
Fuel and oil		-3%	2,904.3	2,814.6
Airport and handling charges		-12%	964.9	858.2
Staff costs		-21%	897.0	742.9
Route charges		-13%	633.2	561.9
Depreciation		-12%	627.4	558.8
Marketing, distribution and other		-6%	466.7	440.5
Maintenance, materials and repairs		-1%	184.0	182.5
Total operating expenses		-8%	6,677.5	6,159.4

Operating profit		-17%	2,014.5	2,415.8
Other income
Net finance income		+57%	50.0	31.8
Foreign exchange			2.4	10.9
Total other income			52.4	42.7

Profit before tax		-16%	2,066.9	2,458.5

Tax charge on profit	4		(275.7)	(280.4)

Profit for the half-year - all attributable to equity holders of parent		-18%	1,791.2	2,178.1

Earnings per ordinary share (€)
Basic		-17%	1.5943	1.9126
Diluted		-17%	1.5861	1.9034
Weighted avg. no. of ord. shares (in Ms)
Basic			1,123.5	1,138.8
Diluted			1,129.3	1,144.3

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended September 30, 2024 (unaudited)

		Change	Quarter Ended	Quarter Ended
			Sep 30, 2024	Sep 30, 2023
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+1%	3,621.0	3,600.2
Ancillary revenues		+9%	1,444.9	1,325.7
Total operating revenues	7	+3%	5,065.9	4,925.9

Operating expenses
Fuel and oil		0%	1,482.4	1,476.5
Airport and handling charges		-12%	497.7	444.1
Staff costs		-17%	448.7	383.1
Route charges		-11%	325.7	292.6
Depreciation		-11%	314.2	283.9
Marketing, distribution and other		-3%	247.4	239.2
Maintenance, materials and repairs		+1%	101.0	101.9
Total operating expenses		-6%	3,417.1	3,221.3

Operating profit		-3%	1,648.8	1,704.6
Other income/(expenses)
Net finance income		+60%	21.9	13.7
Foreign exchange			(4.6)	(0.5)
Total other income			17.3	13.2

Profit before tax		-3%	1,666.1	1,717.8

Tax charge on profit			(234.9)	(202.6)

Profit for the quarter - all attributable to equity holders of parent		-6%	1,431.2	1,515.2

Earnings per ordinary share (€)
Basic		-3%	1.2901	1.3304
Diluted		-3%	1.2845	1.3239
Weighted avg. no. of ord. shares (in Ms)
Basic			1,109.4	1,138.9
Diluted			1,114.2	1,144.5

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year Ended September 30, 2024 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2024	2023
	€M	€M

Profit for the half-year	1,791.2	2,178.1

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(605.4)	594.6
Other comprehensive (loss)/income for the half-year, net of income tax	(605.4)	594.6
Total comprehensive income for the half-year - attributable to equity holders of parent
	1,185.8	2,772.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended September 30, 2024 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2024	2023
	€M	€M

Profit for the quarter	1,431.2	1,515.2

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(704.0)	757.5
Other comprehensive (loss)/income for the quarter, net of income tax	(704.0)	757.5
Total comprehensive income for the quarter - attributable to equity holders of parent
	727.2	2,272.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year Ended September 30, 2024 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2024	2023
	€M	€M
Operating activities
Profit after tax	1,791.2	2,178.1

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	627.4	558.8
Decrease in inventories	1.5	0.3
Tax charge on profit	275.7	280.4
Share based payments	7.7	9.9
(Increase) in trade receivables	(18.6)	(8.6)
(Increase) in other assets	(78.3)	(136.8)
Increase in trade payables	161.3	232.7
(Decrease) in accrued expenses and other liabilities	(1,543.4)	(1,441.0)
Increase in provisions	16.5	0.6
(Increase) in finance income	(6.7)	(4.3)
(Decrease) in finance expense	(29.3)	(14.6)
Foreign exchange	15.8	9.7
Income tax (paid)	(39.0)	(24.8)
Net cash inflow from operating activities	1,181.8	1,640.4

Investing activities
Capital expenditure - purchase of property, plant and equipment	(889.7)	(1,585.0)
(Increase)/decrease in financial assets: cash > 3 months	(163.5)	691.3
Net cash (used in) investing activities	(1,053.2)	(893.7)

Financing activities
Proceeds from shares issued	1.9	3.1
Share buyback	(854.6)	-
Dividends paid	(185.9)	-
Repayment of borrowings	(5.0)	(1,070.2)
Lease liabilities paid	(18.0)	(22.5)
Net cash (used in) financing activities	(1,061.6)	(1,089.6)

(Decrease) in cash and cash equivalents	(933.0)	(342.9)
Net foreign exchange (loss)/gain	(16.2)	4.1
Cash and cash equivalents at beginning of the period	3,875.4	3,599.3
Cash and cash equivalents at end of the period	2,926.2	3,260.5

Included in the cash flows from operating activities for the half-year are the following amounts:
Interest income received	78.1	72.5
Interest expense paid	(53.1)	(68.9)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year Ended
September 30, 2024 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the half-year	-	-	-	-	2,178.1	-	-	2,178.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	594.6	-	594.6
Total other comprehensive income	-	-	-	-	-	594.6	-	594.6
Total comprehensive income	-	-	-	-	2,178.1	594.6	-	2,772.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	4.3	-	(1.2)	-	-	3.1
Share-based payments	-	-	-	-	-	-	9.9	9.9
Transfer of exercised and expired share-based awards	-	-	-	-	0.7	-	(0.7)	-
Balance at September 30, 2023	1,139.0	6.9	1,384.2	3.5	6,357.6	626.0	50.5	8,428.7
Loss for the half-year	-	-	-	-	(261.0)	-	-	(261.0)
Other comprehensive income/(loss)
Net actuarial gains from retirement benefit plans	-	-	-	-	6.6	-	-	6.6
Net movements in cash-flow reserve	-	-	-	-	-	(360.1)	-	(360.1)
Total other comprehensive income/(loss)	-	-	-	-	6.6	(360.1)	-	(353.5)
Total comprehensive loss	-	-	-	-	(254.4)	(360.1)	-	(614.5)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.1	-	20.1	-	(6.8)	-	-	13.3
Dividends paid	-	-	-	-	(199.5)	-	-	(199.5)
Share-based payments	-	-	-	-	-	-	(13.8)	(13.8)
Transfer of exercised and expired share-based awards	-	-	-	-	2.9	-	(2.9)	-
Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the half-year	-	-	-	-	1,791.2	-	-	1,791.2
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(605.4)	-	(605.4)
Total other comprehensive loss	-	-	-	-	-	(605.4)	-	(605.4)
Total comprehensive income/(loss)	-	-	-	-	1,791.2	(605.4)	-	1,185.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.7	-	12.3	-	(10.4)	-	-	1.9
Repurchase of ordinary equity shares	-	-	-	-	(866.5)	-	-	(866.5)
Cancellation of repurchased shares	(46.6)	(0.3)	-	0.3	-	-	-	-
Dividends paid	-	-	-	-	(185.9)	-	-	(185.9)
Share-based payments	-	-	-	-	-	-	7.7	7.7
Transfer of exercised and expired share-based awards	-	-	-	-	8.7	-	(8.7)	-
Balance at September 30, 2024	1,094.2	6.6	1,416.6	3.8	6,636.9	(339.5)	32.8	7,757.2

Ryanair Holdings plc and Subsidiaries
MD&A Half-Year Ended September 30, 2024 ("H1 FY25")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the half-year ended September 30, 2024 results.

Income Statement

Scheduled revenues:
Scheduled revenues fell 2% to €5.95BN. The movement of half of Easter into Q4 FY24 and out of Q1 FY25, consumer spending pressure (driven by higher-for-longer interest rate and inflation reduction measures) and a drop in OTA bookings ahead of Summer 2024 necessitated more price stimulation than originally expected (with Q1 fares down 15% and Q2 down 7%) as Ryanair maintained its "load active/yield passive" pricing strategy. Traffic, despite repeated Boeing delivery delays, grew 9% to 115.3M.

Ancillary revenues:
Ancillary revenues were resilient, rising 10% to €2.74BN. A solid performance from reserved seating and onboard sales, was offset by slightly lower priority boarding.

Total revenues:
As a result of the above, total revenues rose 1% to €8.69BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 3% to €2.90BN, well below the 10% increase in sectors flown, due to favourable jet fuel hedging and lower fuel burn on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 12% to €965M, due to 9% traffic growth, higher ground ATC and handling rates.

Staff costs:
Staff costs increased 21% to €897M due to the larger fleet, 10% higher sectors, ongoing Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented late last year.

Route charges:
Route charges rose 13% to €633M, due to the 10% increase in flight hours and higher Eurocontrol rates (despite ATC's underperformance this Summer).

Depreciation:
Depreciation increased 12% to €627M, primarily due to 46 more "Gamechanger" aircraft in the fleet and higher amortisation arising from higher aircraft utilisation.

Marketing, distribution and other:
Marketing, distribution and other rose 6% to €467M, less than the 9% traffic growth, as lower EU261 was offset by other costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 1% to €184M as higher utilisation, labour inflation and delayed Boeing aircraft deliveries was partially offset by modest delay compensation received (mainly maintenance credits).

Other income:
Net finance income was 57% ahead at €50M due to a strong cash balance and the Group's low-cost finance. The Group maintained a strong net cash position throughout H1 FY25. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €3.33BN at September 30, 2024 despite €0.89BN capex, €0.85BN share buybacks (settled in the period) and a €0.19BN final dividend paid. Gross debt was €2.74BN and net cash was €0.59BN at September 30, 2024 (€1.37BN at March 31, 2024).

Shareholders' equity:
Shareholders' equity increased by €0.14BN to €7.76BN in the period primarily due to a €1.79BN net profit offset by an IFRS hedge accounting decrease in derivatives of €0.61BN, a €0.87BN repurchase (and cancellation) of ordinary shares and dividends paid.

MD&A Quarter Ended September 30, 2024 ("Q2 FY25")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the quarter ended September 30, 2024 results.

Income Statement

Scheduled revenues:
Scheduled revenues rose 1% to €3.62BN. Consumer spending pressure (driven by higher-for-longer interest rate and inflation reduction measures) and a drop in OTA bookings ahead of Summer 2024 necessitated more price stimulation than originally expected (fares down 7%) as Ryanair maintained its "load active/yield passive" pricing strategy. Traffic, despite repeated Boeing delivery delays, grew 9% to 59.8M.

Ancillary revenues:
Ancillary revenues were resilient, rising 9% to €1.44BN. A solid performance in reserved seating and onboard sales, was offset by slightly lower priority boarding.

Total revenues:
As a result of the above, total revenues rose 3% to €5.07BN.

Operating Expenses:

Fuel and oil:
Fuel and oil was flat at €1.48BN, despite a 9% increase in sectors flown, due to favourable jet fuel hedging and lower fuel burn on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 12% to €498M, due to 9% traffic growth, higher ground ATC and handling rates.

Staff costs:
Staff costs increased 17% to €449M due to the larger fleet, 9% higher sectors, ongoing Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented late last year.

Route charges:
Route charges increased 11% to €326M, due to the 9% increase in flight hours and higher Eurocontrol rates (despite ATC's underperformance this Summer).

Depreciation:
Depreciation increased 11% to €314M, primarily due to 46 more "Gamechanger" aircraft in the fleet and higher amortisation arising from higher aircraft utilisation.

Marketing, distribution and other:
Marketing, distribution and other rose 3% to €247M, well below the 9% traffic growth, as lower EU261 was offset by other costs.

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased 1% to €101M, as higher utilisation, labour inflation and delayed Boeing aircraft deliveries was partially offset by modest delay compensation received (mainly maintenance credits).

Other income:
Net finance income was 60% ahead at €22M due to a strong cash balance and the Group's low-cost finance. The Group maintained a strong net cash position throughout Q2 FY25. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2024 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:
●
Principal risks and uncertainties relating to the remaining six months of the year;
●
Related party transactions; and
●
Post balance sheet events.

Results of operations for the six-month period ended September 30, 2024 compared to the six-month period ended September 30, 2023, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the conflict in the Middle East.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 123 and 124 of the Group's 2024 Annual Report with the exception of Roberta Neri who retired from the Board on September 1, 2024.

Related party transactions - Please see note 9.

Post balance sheet events - Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group's condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group's net profit of €1.79BN in the half-year ended September 30, 2024;
●
The Group's liquidity, with €3.33BN gross cash and €0.59BN net cash at September 30, 2024, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's focus on cash management;
●
The Group's solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●
The Group's strong balance sheet position with 580 (unencumbered) owned B737s;
●
The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●
Strong cost control across the Group;
●
The Group's fuel hedging position (approx. 77% of FY25 and 75% of FY26 jet fuel requirements were hedged at September 30, 2024); and
●
The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the half-year ended September 30, 2024 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2024 Annual Report for the year ended March 31, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2024, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The September 30, 2024 figures and the September 30, 2023 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2024, together with the independent auditor's report thereon, are available on the Company's Website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the half-year ended September 30, 2024 on November 1, 2024.

Except as stated otherwise below, the condensed consolidated interim financial statements for the half-year ended September 30, 2024 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as adopted by the EU and also in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

New IFRS Accounting standards and amendments adopted during the period
The following new and amended IFRS Accounting standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2024 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●
Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the half-year ended September 30, 2024, and are not expected to have a material impact on financial periods thereafter.

New IFRS Accounting standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, the Group does not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on the Group's financial position or performance:
●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).*
●
IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*
●
Annual Improvements Volume 11 (effective on or after January 1, 2026).*

* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At September 30, 2024, the Group had €10.94BN of property, plant and equipment long-lived assets, of which €10.70BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax expense for the half-year ended September 30, 2024 of €276M (September 30, 2023: €280M) comprises a current tax charge of €77M and a deferred tax charge of €199M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the period. The effective tax rate of approximately 13% for the half-year (September 30, 2023: 11%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At September 30, 2024 the Group had an operating fleet of 581 (2023: 535) Boeing 737 and 27 (2023: 28) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At September 30, 2024, the Group had taken delivery of 170 of these aircraft. The remaining aircraft are expected to deliver over the coming year. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM in September 2023.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines'.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Half-Year Ended	Ryanair DAC Sep 30, 2024 €M	Other Airlines Sep 30, 2024 €M	Elimination Sep 30, 2024 €M	Total Sep 30, 2024 €M
Scheduled revenues	5,850.4	99.5	-	5,949.9
Ancillary revenues	2,742.1	-	-	2,742.1
Inter-segment revenues	385.8	766.4	(1,152.2)	-
Segment revenues	8,978.3	865.9	(1,152.2)	8,692.0

Reportable segment profit after income tax	1,727.2	64.0	-	1,791.2

Other segment information:
Depreciation	(607.3)	(20.1)	-	(627.4)
Net finance income/(expense)	54.0	(4.0)	-	50.0
Capital expenditure	(710.2)	(50.3)	-	(760.5)

Segment assets	16,017.6	358.2	-	16,375.8
Segment liabilities	(8,025.1)	(593.5)	-	(8,618.6)

Half-Year Ended	Ryanair DAC Sep 30, 2023 €M	Other Airlines Sep 30, 2023 €M	Elimination Sep 30, 2023 €M	Total Sep 30, 2023 €M
Scheduled revenues	5,979.4	94.5	-	6,073.9
Ancillary revenues	2,501.3	-	-	2,501.3
Inter-segment revenues	374.9	695.7	(1,070.6)	-
Segment revenues	8,855.6	790.2	(1,070.6)	8,575.2

Reportable segment profit after income tax	2,109.9	68.2	-	2,178.1

Other segment information:
Depreciation	(537.9)	(20.9)	-	(558.8)
Net finance income/(expense)	36.2	(4.4)	-	31.8
Capital expenditure	(949.9)	(29.2)	-	(979.1)

Segment assets	15,728.7	639.6	-	16,368.3
Segment liabilities	(7,001.9)	(937.7)	-	(7,939.6)

Quarter Ended	Ryanair DAC Sep 30, 2024 €M	Other Airlines Sep 30, 2024 €M	Elimination Sep 30, 2024 €M	Total Sep 30, 2024 €M
Scheduled revenues	3,554.5	66.5	-	3,621.0
Ancillary revenues	1,444.9	-	-	1,444.9
Inter-segment revenues	197.3	385.9	(583.2)	-
Segment revenues	5,196.7	452.4	(583.2)	5,065.9

Reportable segment profit after income tax	1,394.8	36.4	-	1,431.2

Other segment information:
Depreciation	(304.1)	(10.1)	-	(314.2)
Net finance income/(expense)	23.9	(2.0)	-	21.9
Capital expenditure	(330.1)	(30.3)	-	(360.4)

Segment assets	16,017.6	358.2	-	16,375.8
Segment liabilities	(8,025.1)	(593.5)	-	(8,618.6)

Quarter Ended	Ryanair DAC Sep 30, 2023 €M	Other Airlines Sep 30, 2023 €M	Elimination Sep 30, 2023 €M	Total Sep 30, 2023 €M
Scheduled revenue	3,535.5	64.7	-	3,600.2
Ancillary revenue	1,325.7	-	-	1,325.7
Inter-segment revenues	190.9	352.9	(543.8)	-
Segment revenues	5,052.1	417.6	(543.8)	4,925.9

Reportable segment profit after income tax	1,476.6	38.6	-	1,515.2

Other segment information:
Depreciation	(273.4)	(10.5)	-	(283.9)
Net finance income/(expense)	15.9	(2.2)	-	13.7
Capital expenditure	(430.6)	(16.6)	-	(447.2)

Segment assets	15,728.7	639.6	-	16,368.3
Segment liabilities	(7,001.9)	(937.7)	-	(7,939.6)

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2024	Half-Year Ended Sep 30, 2023	Quarter Ended Sep 30, 2024	Quarter Ended Sep 30, 2023
	€M	€M	€M	€M

Italy	1,846.3	1,830.3	1,061.2	1,029.8
Spain	1,546.2	1,552.4	907.6	897.0
United Kingdom	1,239.5	1,263.4	710.0	717.7
Ireland	463.9	488.8	267.1	277.3
Other	3,596.1	3,440.3	2,120.0	2,004.1
Total revenue	8,692.0	8,575.2	5,065.9	4,925.9

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

Acquisitions and disposals
During the period ended September 30, 2024, net capital additions amounted to €0.69BN principally reflecting aircraft purchase capex in the period and capitalised maintenance offset by depreciation.

9.            Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2024 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2024 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2024 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2024 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year ended September 30, 2024, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable at September 30, 2024 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	0.2	0.2	3.2	3.2
- Jet fuel & carbon derivatives contracts	-	-	0.1	0.1
	0.2	0.2	3.3	3.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	26.9	26.9	144.0	144.0
- Jet fuel & carbon derivative contracts	27.6	27.6	205.5	205.5
	54.5	54.5	349.5	349.5
Trade receivables*	95.0		76.4
Cash and cash equivalents*	2,926.2		3,875.4
Financial asset: cash > 3 months*	401.3		237.8
Restricted cash*	6.4		6.4
	3,483.4	54.5	4,545.5	349.5
Total financial assets	3,483.6	54.7	4,548.8	352.8

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	105.8	105.8	-	-
- U.S. dollar currency forward contracts	31.4	31.4	3.3	3.3
	137.2	137.2	3.3	3.3
Non-current maturities of debt:
- Long-term debt	488.9	488.9	488.7	488.7
- Bonds	1,197.5	1,160.4	2,043.5	1,971.6
	1,686.4	1,649.3	2,532.2	2,460.3
	1,823.6	1,786.5	2,535.5	2,463.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	363.8	363.8	178.8	178.8
- U.S. dollar currency forward contracts	37.3	37.3	-	-
	401.1	401.1	178.8	178.8

Current maturities of debt:
- Short-term debt	45.0	45.0	50.0	50.0
- Bonds	848.4	847.0	-	-
	893.4	892.0	50.0	50.0
Trade payables*	883.7		792.2
Accrued expenses*	1,592.6		1,603.1
	3,770.8	1,293.1	2,624.1	228.8
Total financial liabilities	5,594.4	3,079.6	5,159.6	2,692.4

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

11.          Shareholders' equity and shareholders' returns

In line with the Group's Dividend Policy, a final dividend for FY24 of €0.178 per share was paid on September 19, 2024.

The Company announced and launched a €700M share buyback programme in May 2024 (subsequently completed in August 2024). A follow-on €800M share buyback programme was announced and launched in late August 2024. During the half-year ended September 30, 2024 the Company bought back approximately 47M ordinary shares at a total cost of €0.87BN. This buyback was equivalent to approximately 4% of the Company's issued share capital at March 31, 2024.

As a result of the share buybacks in the half-year ended September 30, 2024, share capital decreased by approximately 47M ordinary shares with a nominal value of €0.3M and the other undenominated capital reserve increased by a corresponding €0.3M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

12.          Post balance sheet events

Between October 1, 2024 and October 31, 2024 the Company bought back approximately 5M ordinary shares at a total cost of approximately €99M under its ongoing €800M share buyback programme. This brought total spend under this programme to approximately €267M.

The Company has declared a €0.223 interim dividend per share payable in late February 2025.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 ("Transparency Directive"), and the Central Bank (Investment Market Conduct) Rules 2019.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●
prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019;
●
ensure the condensed set of financial statements has adequate disclosures;
●
select and apply appropriate accounting policies; and
●
make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2024 ("the interim financial information") which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019.

2)
The interim financial information presented, as required by the Transparency Directive, includes:
a)
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b)
a description of the principal risks and uncertainties for the remaining 6 months of the financial year;
c)
related parties' transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d)
any changes in the related parties' transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy                                                                                  Michael O'Leary
Chairman                                                                                          Chief Executive

November 1, 2024

Independent review report to Ryanair Holdings plc
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Ryanair Holdings plc's Condensed Consolidated Interim Financial Statements (the "interim financial statements") in the Half-Yearly Financial Report of Ryanair Holdings plc for the period ended September 30, 2024 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

The interim financial statements comprise:

●
the Condensed Consolidated Interim Balance Sheet as at September 30, 2024 on page 1;
●
the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year then ended on pages 2 and 4;
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the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter then ended on pages 3 and 4;
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the Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2024 on page 5;
●
the Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year ended September 30, 2024 on page 6; and
●
the Notes forming part of the Condensed Consolidated Interim Financial Statements on pages 12 to 20.

The MD&A Half-Year Ended September 30, 2024 on pages 7 to 8, the MD&A Quarter Ended September 30, 2024 on page 9 and the Interim Management Report on pages 10 to 11 do not form part of the interim financial statements.

The interim financial statements included in the Half-Yearly Financial Report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law, International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRSs as issued by the International Accounting Standards Board.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' ("ISRE (Ireland) 2410") issued for use in Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (Ireland) 2410. However future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the Directors

The Half-Yearly Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019. In preparing the Half-Yearly Financial Report including the interim financial statements, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half-Yearly Financial Report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers
Chartered Accountants
1 November 2024
Dublin

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The maintenance and integrity of the Ryanair Holdings plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
●
Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 November, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary